UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-35563

PEMBINA PIPELINE CORPORATION

(Name of Registrant)

(Room #39-095) 4000, 585-8th Avenue S.W.

Calgary, Alberta T2P 1G1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

	By:	/s/ Jason Wiun
Date: August 26, 2019		Name: Jason Wiun
Title: Senior Vice President & Chief Operating Officer, Pipelines

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Arrangement Agreement, dated August 20, 2019
99.2	Purchase and Sale Agreement, dated August 20, 2019